# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Theratechnologies, Inc., CIK 0001512717
CUSIP: 88338H704
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2015 Peel Street, Suite 1100, Montreal, Quebec Canada (A8), H3A 1T8
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-23-043073
Filed by CIK 0001131362

## Reporting persons
- Orin Hirschman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,082,491; shared voting power 0; sole dispositive power 2,082,491; shared dispositive power 0; aggregate amount beneficially owned 2,082,491 (3.4% of the class)
- AIGH Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,082,491; shared voting power 0; sole dispositive power 2,082,491; shared dispositive power 0; aggregate amount beneficially owned 2,082,491 (3.4% of the class)

## Item 1. Issuer
Name of issuer: Theratechnologies, Inc.
Address of issuer's principal executive offices: 2015 Peel Street, Suite 1100, Montreal, A8, H3A 1T8

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):

(i) AIGH Capital Management, LLC, a Maryland limited liability company ("AIGH CM"), as an Advisor or Sub-Advisor with respect to shares of Common Stock (as defined in Item 2(d) below) held by AIGH Investment Partners, L.P., and WVP Emerging Manger Onshore Fund, LLC - AIGH Series.

(ii) AIGH Investment Partners, L.L.C., a Delaware limited liability company ("AIGH LLC";), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(iii) Mr. Orin Hirschman ("Mr. Hirschman"), who is the Managing Member of AIGH Capital Management, LLC and president of AIGH LLC, with respect to shares of Common Stock (as defined in Item 2(d) below) indirectly held through AIGH CM, directly by AIGH LLC and Mr. Hirschman and his family directly.

AIGH Capital Management LLC., AIGH Investment Partners LLC, and Mr. Hirschman are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The principal office and business address of AIGH Capital Management LLC, AIGH Investment Partners LLC, and Mr.Hirschman is: 6006 Berkeley Avenue, Baltimore MD 21209
Citizenship: See Item 2(a) above and Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,082,491
Percent of class: 3.4
Sole power to vote or to direct the vote: 2,082,491
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,082,491
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orin Hirschman: /s/ Orin Hirschman, Orin Hirschman (07/29/2025)
- AIGH Capital Management LLC: /s/ Orin Hirschman, Orin Hirschman, Managing Member (07/29/2025)